Exhibit 99.1

Hepsiburada Announces the Third Bond Issuance of Hepsifinans

ISTANBUL, March 21, 2025 D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, today announced the third bond issuance of its indirect wholly owned subsidiary, Hepsi Finansman A.Ş. (“Hepsifinans”), at a nominal value of TRY 100 million.

Further to our disclosure in a report on Form 6-K furnished on September 11, 2024 regarding the Capital Markets Board’s approval of Hepsifinans’s issuance of bonds or bills with a total aggregate principal amount of up to TRY 1,050,000,000 in one or more tranches within one year, Hepsiburada announces that Hepsifinans closed its third bond issuance to domestic qualified investors on March 4, 2025. The bonds have an aggregate principal amount of TRY 100 million with a six-month maturity. The bonds will accrue interest at a rate of 43.00% per annum. The principal and the coupon of the bonds will be repaid at maturity. Hepsifinans will use the funds raised to sustainably grow its consumer finance business.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements. These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2023 annual report filed with the SEC on Form 20-F on April 30, 2024 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported nearly 57.5 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com